SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

_________________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

June 18, 2004

REUTERS GROUP PLC
(Translation of registrant’s name into English)

85 FLEET STREET, LONDON EC4P 4AJ, ENGLAND
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  X      Form 40-F __

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes __     No  X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REUTERS GROUP PLC
(Registrant)

Dated: June 18, 2004	By:/s/ Nancy C. Gardner

This press release is not an offer for sale of shares in the United States or any other jurisdiction. The shares may not be sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. Reuters Nederland B.V. does not intend to register any portion of the offering in the United States or in any other jurisdiction or to conduct a public offering of the shares in the United States or in any other jurisdiction.

This communication is directed only at persons who (1) are outside the United Kingdom, (2) are investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (the “Order”) or (3) are persons falling within Article 49(2) (a) to (d) (“high net worth companies, unincorporated associations, etc”) of the Order (all such persons together being referred to as “relevant persons”). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

18 June 2004.         REUTERS PRICES GL TRADE OFFERING

Reuters to receive over €88 M net proceeds through disposal of GL TRADE holding

London and Paris – Reuters Group PLC (LSE: RTR; NASDAQ: RTRSY) today announced that Reuters has priced an underwritten private placement to institutional investors outside the United States of 1,674,109 shares of GL TRADE at €27 per share. In light of strong investor demand, three of GL Trade’s founders will sell a total of an additional 188,233 shares in the offering. It is expected that this transaction will close on or about 23 June 2004.

Under previously announced linked transactions Euronext will purchase 1,033,828 shares from Reuters and GL TRADE will purchase 827,063 shares from Reuters under its share buy-back program, each on the basis of €26 per share (cum dividend) in cash. These transactions are expected to close on or about 30 June 2004.

These combined transactions will result in aggregate net proceeds to Reuters, after underwriting and transaction fees, of approximately €88 million. GL TRADE will not receive any of the proceeds from the offering. Reuters will no longer retain any stake in GL TRADE after completion. GL TRADE, a leading software provider of real-time financial data feed, connectivity, order management, confirmation and clearing will therefore cease to be accounted for by Reuters as an associate undertaking.

Reuters carrying value for the shares is approximately £12 million. These transactions will result in an approximate net profit of €70 million to Reuters, which will not be subject to tax. Reuters exit from GL TRADE is consistent with previously announced plans to rationalise the Group portfolio as part of its Fast Forward transformation plan and Reuters intends to use any sale proceeds to pay down debt

Contacts

Press
Yasmeen Khan
Tel: +44 20 7542 0496
Mobile: +44 7990 560 496
yasmeen.khan@reuters.com

Investors
Steve Trowbridge
Tel: +44 20 7542 5177
Mobile: +44 7990 561 015
Steve.trowbridge@reuters.com

Notes to editors

This statement may be deemed to include forward-looking statements relating to Reuters within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are described in Reuters 2003 Annual Report and Form 20-F under the heading “Risk Factors”. In particular, Reuters ability to realise value in the offering and the repurchase will be subject to customary closing conditions. Copies of the Annual Report and Form 20-F are available on request from Reuters Group PLC, 85 Fleet Street, London EC4P 4AJ.

About Reuters

Reuters (www.about.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Our information is trusted and drives decision making across the globe based on our reputation for speed, accuracy and independence. We have 15,500 staff in 92 countries, including some 2,400 editorial staff in 197 bureaux serving approximately 130 countries, making Reuters the world’s largest international multimedia news agency. In 2003, the Reuters Group had revenues of £3.2 billion.

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